

March 13, 2014

Via E-mail
Mr. William B. Plummer, Chief Financial Officer
United Rentals, Inc.
100 First Stamford Place, Suite 700
Stamford, CT 06902

>   **Re: United Rentals, Inc.**
> **United Rentals (North America), Inc.**
> **Forms 10-K for the year ended December 31, 2013**
> **Filed January 22, 2014**
> **File Nos. 1-14387 and 1-13663**

Dear Mr. Plummer:

We have reviewed your response to our letter dated February 18, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Consolidated Statement of Income, page 44

1. We note your response to our prior comment one. As you describe these revenues as "ancillary," it would appear they are incremental and are not a consistent element of your primary lease revenues. It appears that in a given lease contract, fuel, RPP and other ancillary revenues may not always be recognized and certain services are accounted for in a manner different than your primary equipment lease revenues. Please tell us what consideration you have given to classifying ancillary revenues separately in your income statement in accordance with Rule 5-03 of Regulation S-X, as they appear to represent more than 10% of your revenues.

Notes to the Consolidated Financial Statements

Revenue Recognition, page 52

2. We note your response to prior comment two of our letter dated February 18, 2014. Your response omitted an explanation of how you account for repair and maintenance revenues and associated costs for company-owned equipment while on lease. Please also explain where these revenues are reflected in the analysis you provided in your response.

You may contact Mindy Hooker at (202) 551-3732, Kevin Stertzel at (202) 551-3723, or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief